

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2013

Via E-mail
Mr. Joseph A. Garcia
Chief Financial Officer
Spanish Broadcasting System, Inc.
7007 NW 77th Ave.
Miami, Florida 33166

> **Re:** **Spanish Broadcasting System, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **File No. 000-27823**

Dear Mr. Garcia:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Liquidity and Capital Resources, page 58

1.   It appears based on your disclosure in your Form 8-K filed on August 14, 2013, that your secured leverage ratio was above 4.75. As such, please clearly disclose if this ratio has caused the interest rate on your 12.5% senior secured notes to increase.   Also, based on your disclosure on pages 89-90, it is unclear to us whether you were in compliance with your financial debt covenants. Please clarify your disclosure. Provide us with your proposed future disclosure.

Critical Accounting Policies, page 63

Accounting for Indefinite-Lived Intangible Assets and Goodwill, page 64

2.   We note that your FCC broadcasting licenses are over 69% of total assets as of December 31, 2012. We also note that as of December 31, 2012, the fair value of your FCC broadcasting licenses exceeded their carrying values by only 9%, 11%, 2%, and 2% for Market 1, 3, 5, and 6 respectively. It is unclear whether those market clusters carry significant license balances. Please disclose the carrying value of each market cluster that is at risk of impairment. In addition, disclose how you considered interim impairment testing during 2013 for the licenses at risk of impairment. Provide us with your proposed future disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Terry French for
                                        Larry Spirgel
                                        Assistant Director